CONSENT OF QUALIFIED PERSON

TO: Alberta Securities Commission

 British Columbia Securities Commission

 Manitoba Securities Commission

 Financial and Consumer Affairs Authority of Saskatchewan

 Ontario Securities Commission

 Financial and Consumer Services Commission (New Brunswick)

 Nova Scotia Securities Commission

 Prince Edward Island Securities Office

 Government of Newfoundland and Labrador Financial Services Regulation Division

AND TO: Loncor Resources Inc.

RE: Technical report of Minecon Resources and Services Limited prepared for Loncor Resources Inc. dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo" (the "Technical Report")

I, Christian Bawah, consent to the public filing of the Technical Report by Loncor Resources Inc. ("Loncor") on SEDAR and EDGAR.  I certify that I have read the press release of Loncor dated April 17, 2020 (the "Press Release") and the Press Release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible and that supports disclosure set out in the Press Release.  I also consent to the use of any extracts from or summary of the Technical Report in the Press Release and otherwise by Loncor from time to time, including (i) in documents filed by Loncor on SEDAR and EDGAR and (ii) on Loncor's website.

DATED the 10th day of June, 2020.

(signed)  "Christian Bawah"

Christian Bawah

Director, Geology and Exploration

Minecon Resources and Services Limited

P.O. Box CT 4096 Cantonments, Accra Email: Info@mineconrsl.com Reg. #: CS534422014 TIN: C0004411838 Bankers: Ecobank Ghana Limited, A & C Mall Branch, Accra.	No. 8 Kweku Mensah Street Adjiringanor, Accra Website: www.mineconrsl.com